EXHIBIT 12.1

Nuvelo, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Years Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
Loss from continuing operations before taxes	$(16,369)	$(18,547)	$(22,253)	$(36,472)	$(44,978)	$(40,797)
Add: Fixed charges	542	1,141	1,580	3,580	4,529	3,150

Earnings as defined	$(15,827)	$(17,406)	$(20,673)	$(32,892)	$(40,449)	$(37,647)

Estimated interest component of rent	$366	$451	$709	$2,689	$3,287	$2,016
Interest expense (1)	176	690	871	891	1,242	1,134

Total fixed charges	$542	$1,141	$1,580	$3,580	$4,529	$3,150

Ratio (3)	—	—	—	—	—	—

(1)	Includes amortization of debt issuance costs
(2)	We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have preferred stock outstanding
(3)	Earnings (as defined) for the period were insufficient to cover fixed charges